Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 20, 2014 (November 30, 2014 and January 14, 2015 as to the second and third paragraphs of Note 1, respectively) relating to the combined financial statements of the Presbia PLC, an Irish public limited company (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, and an explanatory paragraph relating to allocations of expenses from Presbia Holdings, the Company’s ultimate controlling shareholder and arrangements with related parties), which appears in the Company’s Prospectus filed on January 29, 2015 pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-194713).

/s/ Deloitte & Touche LLP

Los Angeles, California

January 29, 2015